Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors held on December 12th, 2012

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (11/2012)

Date, Time e Location:
December 12th, 2012, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors.

Decisions:

1.	The members of the Board of Directors approved the Company’s operational and investment plan for 2013.

2.	The members of the Board of Directors were updated on strategic and expansion projects of the Company’s subsidiaries.

3.
The members of the Board of Directors approved, pursuant to article 28, item “p”, of the Company’s Bylaws, the renewal of the financing with Banco do Brasil S.A., by its subsidiary Ipiranga Produtos de Petróleo S.A., with principal amount of R$ 800,000,000.00 (eight hundred million Reais).

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 12th, 2012)

4.
The members of the Board of Directors analyzed and approved, in line with Ultrapar’s Investment Approval Policy, the proposal for investments to expand the capacity in Itaqui’s terminal by Ultracargo, the Company’s storage business, according to the proposal presented by the Officers.

5.
Considering the proximity to Mr. Pedro Wongtschowski’s succession as the Company’s Chief Executive Officer, the members of the Board of Directors emphasized the important results achieved during his term of office and expressed their gratitude for his dedication and competence over these years.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all the undersigned members present. aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Renato Ochman; Nildemar Secches; Luiz Carlos Teixeira; Thilo Mannhardt; Olavo Egydio Monteiro de Carvalho – Board members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors held on December 12th, 2012)